June 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Quality Distribution, Inc.

Form 10-K for Year Ended December 31, 2011

Filed March 5, 2012

Form 10-Q for Quarter Ended March 31, 2012

Filed May 9, 2012

File No. 000-24180

Dear Ms. Cvrkel:

We are in receipt of the letter of the Staff dated June 18, 2012, relating to the Staff’s review of the above-referenced filings of Quality Distribution, Inc. (the “Company”) and certain comments thereto, which requests a response by the Company within 10 business days. In furtherance of prior conversations between our colleagues, the Company hereby requests until July 27, 2012 to provide the requested responses. Please contact me at (813) 569-7195 if you have any questions.

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Joseph J. Troy
Joseph J. Troy
Executive Vice President and
Chief Financial Officer

cc:	Claire Erlanger